

Mail Stop 3561

October 2, 2015

Valentios Valentis
Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125
Greece

>   **Re: Pyxis Tankers Inc.**
>   **Amendment No. 3 to Registration Statement on Form F-4**
>   **Filed September 28, 2015**
>   **File No. 333-203598**

Dear Mr. Valentis:

      We have reviewed your responses to the comments in our letter dated September 16, 2015 and have the following additional comments.

Opinion of Financial Advisor to the Board of Directors, page 20

1. We note the added disclosure in response to our prior comment 2. Please provide a Question and Answer about The Merger Agreement providing for the pledge of most of Holdco shares to Pyxis for two years and the constraint on the disposition of the LookSmart operating business during this period of time. In the added Question and Answer disclosure, please explain how those provisions in the Merger Agreement may affect the shareholders of LookSmart Group, Inc.

Status as an Emerging Growth Company, page 145

2. We note your response to our prior comment 3 and reissue in part. In this respect, we note your disclosures throughout the filing that both Pyxis and Looksmart Group, Inc. will be considered emerging growth companies after the spin-off. We further note that LookSmart Group, Inc. will carry on the historical business of LookSmart, Ltd. following the spin-off, and that Looksmart, Ltd. completed its initial public offering of common stock in 1999. As such, please provide us with your analysis as to why LookSmart Group, Inc. qualifies as an emerging growth company upon consummation of the spin-off. Refer to Question and Answer 53 of the guidance provided in the Jumpstart Our Business Startups Act Frequently Asked Questions section of our website (http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm).

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Sarah Williams, Esq.
        Ellenoff Grossman & Schole LLP